

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2014

Via E-mail
Michael Staples
President
I in the Sky Inc.
1315 5th Street South
Hopkins, MN 55313

>   **Re: I in the Sky Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed January 6, 2014**
>   **File No. 333-192272**

Dear Mr. Staples:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note that in response to comment 4 from our comment letter dated December 9, 2013, you have revised your disclosure to indicate that your selling shareholders "may" be deemed underwriters. Please revise your disclosure on your prospectus cover page, and throughout the prospectus to clarify that the selling shareholders "are" underwriters.

2. We note your response to comment 10 from our comment letter dated December 9, 2013 regarding the concurrent offerings by the company and selling shareholders. Please also disclose that investors may choose to purchase shares from the selling shareholders rather than the company so that the company does not receive any proceeds from such sales.

Decision to Go Public, page 4

3. Please specifically discuss whether you believe that a disadvantage of becoming a public company is management's inexperience in both the planned business and with managing a public reporting company, that the company is in the development stage and that management will devote little time and attention to the company.

The Offering, page 4

4. We reissue comment 11 from our letter dated December 11, 2013. Please revise your disclosure throughout your prospectus to reflect net proceeds rather than gross proceeds. Specifically, please disclose the proceeds to be received by the company net of the offering costs disclosed on page 57.

Selling Security Holders, page 22

5. You disclose that none of the selling shareholders has had a material relationship with the company or any of its predecessors and affiliates other than as a shareholder. Please reconcile this statement with the disclosure on pages 1 and 57 that the selling shareholders provided services involving the incorporation of the company and defining the business plan.

Plan of Distribution, page 22

Shares Offered by Selling Stockholders, page 23

6. We note your disclosure in the last paragraph on page 23 that the price for your shares are fixed "until the securities are quoted for trading on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices." Please revise your disclosure to clarify that the shares in this offering will be sold at a fixed price for the duration of the offering.

Certain Relationships and Related Transactions, page 42

7. We note your response to comment 16 of our letter dated December 9, 2013 and your revised disclosure on page 57. Please tell us how P B Capital LC, Clark Nichols, and Dale Hensel, on one hand, and the registrant and affiliates, on the other hand, were introduced. Tell us if the parties had a relationship prior to this offering. It appears you should identify P B Capital LC, Clark Nichols, and Dale Hensel as promoters, provide the disclosure required by Item 404(c) of Regulation S-K and file any agreements for their services as exhibits.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director